February 19, 2010
VIA EDGAR AND FEDERAL EXPRESS
Pamela A. Long, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	The Goodyear Tire & Rubber Company Registration Statement on Form S-4 Filed February 2, 2010 File Number 333-164632
Dear Ms. Long:
     On behalf of The Goodyear Tire & Rubber Company (the “Company”), we are responding to the letter, dated February 12, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. David L. Bialosky, Esq., Senior Vice President, General Counsel and Secretary of the Company with respect to the above-referenced registration statement filing.
     For the convenience of the Commission staff, we have repeated each of your questions in italics before our response. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. References to the “Registration Statement” refer to the Company’s pre-effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-164632), which is being filed with the Commission today. We are delivering three (3) courtesy copies of Amendment No. 1 to Chambre Malone of your office.
Exhibit 5.1
1.	We note the assumptions provided in the second paragraph that relate to the due organization, valid existence and good standing of the company and certain guarantors. Please have counsel revise its legality opinion to delete these assumptions are they are readily ascertainable facts.

U.S. Securities and Exchange Commission
February 19, 2010

In response to the Staff’s comment, we have expanded our legal opinion filed as Exhibit 5.1 to the Registration Statement to cover California law and to remove the assumptions described above to the extent they relate to the guarantor incorporated in the State of California. Our legal opinion does not make the assumptions described above with respect to the guarantors incorporated in the State of Delaware. We have retained the assumptions with respect to the Company, which is an Ohio corporation, and the guarantors incorporated or formed in the State of Ohio, the State of Arizona or the province of Ontario, Canada. The Company has separately filed opinions that address the assumed matters under the laws of those jurisdictions. In particular, with respect to the Company and the guarantor incorporated or formed in Ohio, the Company has filed an opinion of David L. Bialosky, Esq., Senior Vice President, General Counsel and Secretary of the Company, as Exhibit 5.2 to the Registration Statement. With respect to the guarantors formed in Arizona, the Company has filed an opinion of Squire, Sanders & Dempsey L.L.P. as Exhibit 5.4 to the Registration Statement. With respect to the guarantor incorporated in Ontario, Canada, the Company has filed an opinion of Fasken Martineau DuMoulin LLP as Exhibit 5.3 to the Registration Statement.

2.	Please delete the assumptions that the Company and the Guarantors each have all requisite power and authority to execute, deliver and perform the Supplemental Indenture, the Exchange Notes and the Guarantees, as applicable. Please also remove the assumptions that the Company has duly authorized, executed and delivered the Base Indenture, and that each of the Company and the Guarantors other than the Delaware Companies has duly authorized the Supplemental Indenture and the Exchange Notes or Guarantees, as applicable. The assumptions are inappropriate because they directly underlie counsel’s opinion regarding the exchange notes and guarantees constituting valid and binding obligations of the company and guarantors. Please also note all securities, including those issued by non-Delaware entities, must be covered by a clean opinion. Please advise us if you plan to file additional opinions from local counsel covering the non-Delaware entities.

In response to the Staff’s comment, as noted above, we have expanded the legal opinion filed as Exhibit 5.1 to the Registration Statement to cover California law. The assumptions described above have been removed to the extent they relate to the guarantor incorporated in the State of California. Our legal opinion does not make the assumptions described above with respect to the guarantors incorporated in the State of Delaware. We have retained the assumptions with respect to the Company, which is an Ohio corporation, and the guarantors incorporated or formed in the State of Ohio, the State of Arizona or the province of Ontario, Canada. The opinions filed as Exhibits 5.2, 5.3 and 5.4 to the Registration

U.S. Securities and Exchange Commission
February 19, 2010

Statement, which are described in response to comment 1, address the assumed matters under the laws of those jurisdictions.

3.	Please have counsel delete the second paragraph on page 2 of the legality opinion. The subject paragraph introduces a limitation that impacts counsel’s opinion with respect to the ability of the guarantees and exchange notes to constitute valid and binding obligations of the company and the guarantors. In addition, we note that you have already included a limitation for the application of fraudulent transfer laws, so this carve-out from the opinion appears to be unnecessary.

In response to the Staff’s comment, we have revised our legal opinion to remove the referenced paragraph.

4.	Please tell us supplementally whether counsel believes the specific provisions of the Indenture as to which it expresses no opinion are already covered by the limitations as to bankruptcy, public policy and equitable principles. Note that we do not object to those limitations. If the enforceability of those provisions is already covered by these limitations, please tell us why counsel has specifically carved out those provisions, or revise the opinion to remove the carve-outs. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary and note that we may have additional comments.

In response to the Staff’s comment, we have revised our legal opinion to remove the referenced qualifications, other than the qualification with respect to waivers of defenses. We have made it clear that the qualification only relates to waivers of defenses to the extent that such defenses cannot, as a matter of law, be effectively waived and so is not intended to be duplicative of the limitations relating to bankruptcy, public policy and equitable principles. This qualification, which we think is common in New York law opinion practice, is appropriate because the supplemental indenture pursuant to which the notes and guarantees will be issued contains broad waivers of defenses by the guarantors. It’s customary to include such broad waivers of defenses in guarantees but there is a question as to whether they are, in all cases, enforceable under New York law. We have included the qualification for that reason.

U.S. Securities and Exchange Commission
February 19, 2010

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     If you have any further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (212) 841-1034 or by facsimile at (212) 841-1010. Thank you for your assistance.

Sincerely, /s/Carey S. Roberts Carey S. Roberts

cc:	Chambre Malone, Staff Attorney David L. Bialosky, Esq., The Goodyear Tire & Rubber Company Stephen L. Burns, Esq., Cravath, Swaine & Moore LLP